November 14, 2011

Kevin Vaughn
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, DC  20549-7010

Re:	Gulf United Energy, Inc.
Form 10-K for the Fiscal Year Ended August 31, 2010
Filed December 7, 2010
Amendment No. 2 to Form 10-Q for the Quarter Ended November 30, 2010
Filed January 25, 2011
Form 10-Q for the Quarter Ended May 31, 2011
Filed July 15, 2011
File No. 000-52322

Dear Mr. Vaughn:

This letter sets forth the responses of Gulf United Energy, Inc., a Nevada corporation (the “Company” or “we”), to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 14, 2011 concerning the Company’s Form 10-K for the fiscal year ended August 31, 2010 (File No. 000-52322) filed with the Commission on December 7, 2010 (the “Form 10-K”), the Amendment 2 to Form 10-Q for the quarter ended November 30, 2010 (File No. 000-52322) filed with the Commission on January 25, 2011 (the “10-Q Amendment”), and the Form 10-Q for the quarter ended May 31, 2011 (File No. 000-52322) filed with the Commission on July 15, 2011 (the “Form 10-Q”).  We are authorized by the Company to provide the responses contained in this letter on behalf of the Company.

In addition to filing this response letter, we have contemporaneously filed an amended Form 10-K incorporating our responses to your comment letter.

Form 10-K for the Fiscal Year Ended August 31, 2010

Item 8.  Financial Statements, page 34

Notes to the Consolidated Financial Statements, page 40

1.
We note your response to prior comment 2 and your proposed disclosure.  Please explain to us in more detail why you do not base the fair value of your common stock upon the trading price of your common stock in the determination of the fair value of your common stock issued for services, consideration for certain interests in your oil and gas properties and rights during each reporting period presented.

RESPONSE:  Because the shares of common stock were issued pursuant to an exemption from registration, they were deemed “restricted securities” within the meaning of Rule 144(a)(3).  Additionally, the market for our common stock is limited, sporadic, and volatile.  As a result of the foregoing, we do not use the trading price as the fair market value of our common shares.  We (and our independent valuation expert) utilize the fair value standard as the basis for formulating our valuation which is defined by FASB as “the price that would be received to sell as asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date”.  We start with the trading price on the appropriate measurement date and then utilize various discount factors for lack of marketability (based on empirical studies and company-specific factors) to calculate the implied fair market value.  The discounts generally include a base discount for lack of marketability of 20%, a discount ranging from 5% to 15% for ability to liquidate subject shares based on trading volume and block size, typically 20% for funding and capitalization risk factors during the holding period and typically 15% for company-specific risk factors during the estimated holding period.  The risk factors include our relatively high-risk development stage projects, our continuing losses and going concern issues.

2.
Further to the above, we note from your proposed disclosure that you base the fair value of your common stock upon valuations performed by independent valuation experts.  While in future filings, management may elect to take responsibility for the valuations, please note that if you continue to refer to the work of the third party in a Form 10-K that is incorporated by reference into a registration statement, you may be required to obtain and include a consent from the third party.  Refer to Compliance and Disclosure Interpretation 141.02, available at our website at <http://www.sec.gov/divisions/corpfin/ guidance/sasinterp.htm>.

RESPONSE:  The Company acknowledges the Staff’s comment and confirms that we will evaluate under Compliance and Disclosure Interpretation 141.02 when the Company may be required to include third-party consents with our future filings.

Item 9A.  Controls and Procedures, page 54

3.
We note your response to prior comment 8.  As previously requested, please amend your filing to provide management’s conclusion as to the effectiveness of your internal control over financial reporting as of August 31, 2010.  Refer to Item 308(a)(3) of Regulation S-K.

RESPONSE:  The Company acknowledges the Staff’s comment and concurrently herewith has filed an amendment to our Form 10-K regarding the effectiveness of internal control over financial reporting as of August 31, 2010.

4.
Further to the above, we note your proposed disclosures related to management’s conclusion on the effectiveness of its disclosure controls and procedures as of August 31, 2011 and management’s report on internal control over financial reporting as of August 31, 2011.  We further note that you identified material weaknesses as part of your evaluation of the effectiveness of your internal control over financial reporting as of August 31, 2011 that appear to also impact disclosure and controls and procedures.  For example, we note you identified material weaknesses relating to segregation of duties.  Please explain to us in more detail how management considered these material weaknesses in concluding that your disclosure controls and procedures were effective as of August 31, 2011.

RESPONSE:

In part in response to the identification of a material weakness related to segregation of functions, in September 2010, the Company engaged an independent internal controls consultant (“Consultant”) to help strengthen the overall internal control environment.

The following steps were included to achieve this goal:

1.	The Consultant prepared risk assessments based on the Company’s balance sheet and income statement;

2.	The Consultant assisted in preparation of narratives for all key processes;

3.	We prepared control matrices for all key processes;

4.	We ensured that segregation of duties issues were addressed within each control area;

5.	We presented narratives and control matrices to our independent auditors for review and comment;

6.	We implemented changes and additional controls recommended by our independent auditors;

7.	The Consultant completed testing of all key controls;

8.	Quarterly, the Consultant reported results of testing to management;

9.	We informed our independent auditors on the results of key control testing;

10.	We modified, added and strengthened internal controls as necessary to ensure processes would provide assurance that internal controls function as intended.

Based on the results of the Consultant’s testing throughout the year and as of August 31, 2011, he reported to the audit committee that all key controls are functioning as intended with no deficiencies noted.

In addition to the testing performed by the Consultant, our independent auditors audited Gulf United Energy, Inc.’s internal control over financial reporting as of August 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and we believe that their report will express an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

As a result of the work performed to improve the overall internal control environment and, in particular, the steps taken to mitigate internal control weakness related to segregation of duties, and based on the findings of our Consultant and independent auditors, management is prepared to conclude that our internal control over financial reporting and our disclosure controls were effective as of August 31, 2011.  Consequently, we plan to update the disclosures related to management’s conclusion on the effectiveness of its disclosure controls and procedures as of August 31, 2011 and management’s report on internal control over financial reporting as of August 31, 2011 to reflect that the material weakness related to segregation of functions has been sufficiently mitigated and that the controls are effective as of August 31, 2011.

Amendment No. 2 to Form 10-Q for the Quarter Ended November 30, 2010

5.	We note your response to prior comments 10 and 11. Please address the following comments:

•
Considering the quantitative significance of this error related to your consolidated balance sheet as of November 30, 2010, please provide to us your qualitative and quantitative analysis of the materiality of the adjustments under SAB Topic 99 and SAB Topic 108 in determining that the restatement was not material.

•
Please explain to us in more detail why you did not label the restated financial statements as restated and include the disclosures outlined by 250-10-50-7 through 10 of the FASB Accounting Standards Codification.

•
Please explain to us in more detail why you did not file an Item 4.02 Form 8-K for the restatement of your financial statements.  Refer to the guidance in Question 1 of the FAQ on Current Report on Form 8-K dated November 23, 2004 found on our website at http://www.sec.gov/divisions/corpfin/form8kfaq.htm.

RESPONSE:

Summarized Financial Information

On a quantitative basis on the balance sheet, the changes made to the financial statements in the amended Form 10-Q included an increase in Notes payable to shareholders in the amount of $243,614, or an increase of 5.95%.  However, the total amount of the notes payable due (note balance plus the amount of the discount) remained unchanged.  The offset to the change in the notes payable balance was in additional paid-in capital and common stock subscribed (for the shares that had not yet been issued due to not having all of the required paperwork for issuing the shares).  The total of the additional paid-in capital and the common stock subscribed was reduced by 3.45%.  The Deficit accumulated during the development stage was decreased by $45,292 or only 0.85% due to a change in the amortization of the discount during the quarter.  The change to total equity was a 7.34% reduction to total equity.  This change is only the sum of the changes to those items disclosed above.  The change in the balance of the notes payable and the change in the total stockholders’ equity resulted from a change in the computation of the discount on the notes payable due to the issuance of the unregistered, restricted common stock as an incentive to make the loans to the Company.  There was no cash impact from the change, and both changes are non-cash changes.   The adjustment did increase the working capital deficit by $243,614, but the difference was not significant due to the large working capital deficit.  On a qualitative basis, all of the changes to working capital (5.5%) made were non-cash changes to the financial statements.  On an overall basis, there is no change to any cash balance and there were no changes to cash flow from operations, cash flow from investing activities or cash flow from financing activities.  We believe that the amounts of the changes, after considering both the quantitative and qualitative qualities of the amounts, are not material to the financial statements of the Company.

On a quantitative basis, on the statement of operations, the change was to reduce interest expense by $45,292 for the quarter, or reduce the expense by 8.2%.  This resulted in a reduction of the operating loss and loss from continuing operations by 3.8%, and a reduction in the net loss by 4.6%.  There was no change to earnings per share from the adjustment.  On the qualitative basis, this is a reduction of a non-cash expense (the amortization of the note discount).  On an overall basis, there is no change to any cash balance and there were no changes to cash flow from operations, cash flow from investing activities or cash flow from financing activities.  We believe that the amounts of the changes, after considering both the quantitative and qualitative qualities of the amounts, are not material to the financial statements of the Company.  Additionally, all of these changes were fully disclosed in the Explanatory Note in the Form 10-Q-A.

We also considered the following qualitative factors in considering whether the change was material:

•
The potential effect of the misstatement on trends, particularly in profitability – Because the Company is a development stage company and has had no revenues to date, this adjustment did not have any material effect on trends of the Company.

•	A misstatement that changes a loss into income or vice versa – Although this reduced the net loss, the change was not material, and a net loss was still incurred for the period.

•
The effect of the misstatement on segment information, for example, the significance of the matter to a particular segment important to the future profitability of the company, the pervasiveness of the matter on the segment information, and the impact of the matter on trends in segment information, all in relation to the financial statements taken as a whole – No change.

•	The potential effect of the misstatement on the company's compliance with loan covenants, other contractual agreements, and regulatory provisions – None.

•	The existence of statutory or regulatory reporting requirements that affect materiality thresholds – None.

•	A misstatement that has the effect of increasing management's compensation, for example, by satisfying the requirements for the award of bonuses or other forms of incentive compensation – No effect.

•
The sensitivity of the circumstances surrounding the misstatement, for example, the implications of misstatements involving fraud and possible illegal acts, violations of contractual provisions, and conflicts of interest – None.

•
The significance of the financial statement element affected by the misstatement, for example, a misstatement affecting recurring earnings as contrasted to one involving a non-recurring charge or credit, such as an extraordinary item – No such impact given the development stage nature of expenses incurred.

•
The effects of misclassifications, for example, misclassification between operating and non-operating income or recurring and non-recurring income items – The change had insignificant impact to operating loss, and no change to net loss per share.

•	The significance of the misstatement or disclosures relative to known user needs, for example:

o	The significance of earnings and earnings per share to public company investors – The change had no impact on loss per share of this development stage company

o	The magnifying effects of a misstatement on the calculation of purchase price in a transfer of interests (buy/sell agreement) – Not applicable.

o	The effect of misstatements of earnings when contrasted with expectations – as this is a development stage entity, there was little or no impact from this change

•
The definitive character of the misstatement, for example, the precision of an error that is objectively determinable as contrasted with a misstatement that unavoidably involves a degree of subjectivity through estimation, allocation, or uncertainty – This was simply an error in the computation of the discount on the notes payable to shareholders that included unregistered, restricted shares of common stock issued as an incentive to make the loan.

•
The motivation of management with respect to the misstatement, for example, (i) an indication of a possible pattern of bias by management when developing and accumulating accounting estimates or (ii) a misstatement precipitated by management's continued unwillingness to correct weaknesses in the financial reporting process – No such motivation or management bias caused the change.

•	The existence of offsetting effects of individually significant but different misstatements – None.

•	The likelihood that a misstatement that is currently immaterial may have a material effect in future periods because of a cumulative effect, for example, that builds over several periods – None.

•
The cost of making the correction − it may not be cost-beneficial for the client to develop a system to calculate a basis to record the effect of an immaterial misstatement. On the other hand, if management appears to have developed a system to calculate an amount that represents an immaterial misstatement, it may reflect a motivation of management – Not an issue.

•	The risk that possible additional undetected misstatements would affect the auditor's evaluation – Unlikely.

Because all of the amounts that changed were non-cash transactions, were of relatively insignificant amounts and have no significant qualitative factors surrounding the change, we believe that the changes to the financial statements in the amended Form 10-Q were both quantitatively and qualitatively immaterial.

Item 4. Controls and Procedures, page 25

6.
We note your responses to prior comments 12 and 13 and your proposed disclosure included in response to prior comment 8.  Please explain to us in more detail how you mitigated your lack of segregation of duties as of November 30, 2010 and February 28, 2011 in the determination that your disclosure controls and procedures were effective as of each of those dates and how you could conclude that your policies were sufficient to overcome the lack of segregation of duties as of each of those reporting dates.

RESPONSE:  As noted above, in September, 2010, we engaged an independent consultant to design and assist in the implementation of comprehensive internal control procedures and testing.  The initial step was to complete a risk assessment which rated each financial statement section based on risk in multiple categories and potential impact on the financial statements.  As part of this analysis, we identified ten key business process areas and thirty sub-processes that would define the universe of procedures and controls that we would implement and test.  Based on this analysis, prior to the end of November, 2010, we had identified seventy three key controls covering all significant control areas, we prepared an entity-level control template with sixty different sub-control areas, we prepared a fraud risk assessment which assessed potential fraud risk across forty two different elements and we prepared a control matrix specifically designed to identify risks related to segregation of functions so that these risks could be mitigated to the extent possible.  For example, in the area of procurement, we identified greater risk of unauthorized payments so we implemented additional controls noted below.  With regard to general ledger and financial reporting, we identified potential weakness related to journal entries so we implemented additional checklists and signoffs noted below.  In the equity area, we identified a potential weakness in share issuances to pay expenses so we maintain the controls noted below.  Also prior to the end of November, 2010, we had completed control matrices and process narratives for all significant process areas.  In conjunction with the November 30, 2010 form 10-Q filing, our Consultant performed testing for financial reporting and procurement.

As a result of these efforts (in addition to the numerous other formal procedures and controls in place), we implemented the following controls specifically designed to help mitigate the lack of segregation of functions: 1) We implemented multiple controls whereby payments and fund transfers could only be made with the approval of at least two executive officers; 2) We implemented a multi-level review related to joint interest billings on oil and gas properties which requires signoffs by at least two executive officers; 3) We implemented financial statement and journal entry control checklists that require the approval of the CFO and the CEO; 4) All manual journal entries are reviewed and approved by the CFO and the CEO; 5) We require that the operating bank account statements be reviewed and approved monthly by the CFO and the CEO;  6)  All payroll changes must be approved by the CFO and the CEO. 7)  All share issuances used to fund consulting or other costs must be approved by the board of directors and the valuation is determined with the assistance of an independent valuation expert.

For each quarter following November 30, 2010, our independent internal controls Consultant provided a status report to management regarding the implementation of key internal controls and testing.  During the quarter ended February 28, 2011, the Consultant performed and documented testing of key controls in the following areas:  Procurement, Financial Reporting, Equity and Treasury. During the quarter ended May 31, 2011, he tested IT controls, Payroll, Oil and Gas Properties and Tax.  During this time frame, we also added additional directors who now function as the audit committee of the board of directors.

7.
Further, please also explain to us in more detail how you considered the restatement in the evaluation of your disclosure controls and procedures as of November 30, 2010, February 28, 2011 and May 31, 2011.

RESPONSE:  As part of our quarterly review, all account reconciliations and supporting schedules are reviewed in detail by internal personnel as well as by our independent auditors.  Based, in part, on the quantitative and qualitative analysis above, we did not believe that the error which led to the revision of the financial statements alone constituted an indication of a material weakness as of the periods noted.

Form 10-Q for the Quarterly Period Ended May 31, 2011

Note 3. Investments, page 14

8.
We note your response to prior comment 16.  Considering that you do not have any future plans to drill additional wells or to rework existing wells in the short-term on Block XXIV and that you have no current plans to develop Peru TEA as of May 31, 2011, please explain to us in more detail how you determined that your investment in these properties were not impaired as of May 31, 2011.  Within your response, please explain to us what you mean that the operator has initiated additional seismic acquisition activities in order to determine a future development plan since May 31, 2011 and how this impacted your impairment analysis as of May 31, 2011.

RESPONSE:  As of May 31, 2011, although there were no immediate plans to drill additional wells or firm development plans for Peru TEA, we determined from meetings and correspondence with the operator (Upland) that they had plans to acquire additional seismic data on Block XXIV and the Peru TEA.  The most recent information from the operator indicates that on Block XXIV, they have completed the field work and a 200 kilometer seismic shoot and the data is currently being processed and reviewed.  The current plan calls for further geological and seismic studies with plans to drill one or two wells onshore on Block XXIV.  On the TEA, the operator has just completed a gravity aeromagnetic program and satellite imaging study covering a large portion of the property.  The plan for the coming year is for additional geological and seismic studies on selected areas to be determined based on the previous aeromagnetic and satellite imaging.

We continue to believe that significant potential exists for economically recoverable quantities of oil and gas on these properties sufficient to justify the full value of our current and expected investment in the properties.

Note 8. Commitments and Contractual Obligations, page 19

9.
We note your response to prior comment 19.  It is still unclear how the total amounts you presented for your participation and farmout agreements for Columbia CPO-4 and Peru Z-46 agree to the discussion of these agreements and related obligations included after the contractual obligation table.  As previously requested, please reconcile these amounts.

RESPONSE: The following table shows the contractual obligations as reported as of May 31, 2011 as well as the totals disclosed in the accompanying narrative:

Contractual Obligations	As Reported May 31, 2011				Amounts From Narrative - May 31, 2011
Amounts in thousands	Total	FY 2011	FY 2012	FY 2013	Total	Notes
Commitments under participation and farmout agreements:	14,106	8,519	4,117	1,470	12,825	See below for changes to these totals.
CPO - 4	8,458	4,935	3,085	438	8,550	Due to rounding, total drilling estimate should be approximately 100,000 lower.
Z-46	5,648	3,584	1,032	1,032	4,275	Narrative did not disclose full estimated costs.
Block XXIV	-	-	-	-	-
Peru TEA	-	-	-	-	-

With regard to CPO-4, the narrative as well as the table included costs expected to be paid in the following three fiscal year periods.  The difference was due to rounding the cost of the three wells expected to be drilled to $4.5 million when it could be expected to be approximately 100,000 less. This difference would cause the amount in the narrative to match the amount in the contractual obligations table.

With regard to Z-46, the narrative did not discuss the full amount of estimated commitments. In addition to the items disclosed in the narrative, there was approximately $1.4 million in costs expected to be incurred related to beginning the drilling program on the property.

In future filings, the Company will disclose in the narrative, all expenses to which the Company is obligated (when they can be estimated) for the periods presented.

Please feel free to telephone the undersigned or Heath Trisdale at (713) 209-2950 with any questions or comments.

Very truly yours,

/S/ DAVID POMERANTZ
Chief Financial Officer